EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces revenue growth and reports profit in Q2 2011

August 11, 2011 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, announces its financial results for the second quarter ended June 30, 2011.

Q2 2011 Highlights:

◆	Total revenue increased to $7.0 million (Q1 2011: $6.0 million)
◆	Total expenses held at $6.5 million (Q1 2011: $6.5 million)
◆	Income before tax of $0.5 million (Q1 2011: $0.4 million loss)
◆	Millionaires Club jackpot win of $4.2 million paid in June 2011
◆	Cash of $12.0 million (Q1 2011: $14.5 million)

The Board is encouraged by the performance in the quarter and continues to focus on driving revenues further while managing costs tightly to enhance shareholder value.

For more information, please contact:

CryptoLogic +353 1 234 0400	Corfin Public Relations +44 207 596 2860
David Gavagan, Chairman and Interim CEO Huw Spiers, CFO	Neil Thapar, Alexis Gore

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

Operating and Financial Review

Total revenue after amortization of royalties and games in Q2 2011 increased to $7.0 million (Q1 2011: $6.0 million). Revenue in the quarter benefited from a reduction of $0.8 million in liabilities previously provided against revenue through the resolution of a dispute with a significant supplier of games.

Hosted Casino
Revenue from Hosted Casino increased to $5.7 million in Q2 2011 (Q1 2011: $5.2 million), reflecting a higher contribution from a key licensee and $0.3 million related to the above resolution.

Branded Games
Revenue from this segment rose to $2.1 million in Q2 2011 (Q1 2011: $1.5 million), including $0.5 million related to the above resolution. Six new branded games went live in the quarter taking the total number of games rolled out by licensees and generating revenues to date to 185 from 179 at the end of the first quarter.

Poker and Other
Poker and Other revenue amounted to $0.2 million in Q2 2011 (Q1 2011: $0.4 million).

Expenses
Operating expenses decreased to $4.5 million in Q2 2011 (Q1 2011: $4.7 million).

General and Administrative expenses rose to $1.6 million in Q2 2011 (Q1 2011: $1.4 million).

Income before tax for the quarter amounted to $0.5 million compared with a loss before tax of $0.4 million in the first quarter.

Balance Sheet and Cash Flow

Cash and cash equivalents as at June 30, 2011 amounted to $12.0 million (March 31, 2011: $14.5 million).  The decrease in cash during Q2 2011 of $2.5 million is primarily due to a $3.0 million decrease in jackpot provisions, following a significant jackpot win during the quarter, and a decrease in other trade payables and accrued liabilities of $1.8 million, partially offset by cash generated from operations before changes in non-cash operating items of $0.7 million and decreased prepayments of $1.0 million. The Company continues to be debt-free.

Update on Commercial Agreements

Further to the announcement on May 12, 2011, the Company signed a binding agreement in June 2011 with the significant supplier of games, which enables the two parties to continue with their commercial relationship.

Further to the announcement on May 12, 2011, the Company remains in dispute with a brand licensor. In June 2011, the Company filed suit against the brand licensor seeking judgment that any breach was cured and the agreement remains in force.  The brand licensor has yet to respond to this suit or file a countersuit.

Strategic Review

On March 25, 2011, the Company announced that it had appointed Deloitte Corporate Finance as financial advisor to assist it with a strategic review of the Company.  The strategic review is ongoing and further announcements will be made as and when appropriate.

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About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The Company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company’s Form 20-F for the fiscal year ended December 31, 2010 under the heading “Item 3 – Key Information – Risk Factors” and in the Company’s other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	As at June 30, 2011	As at December 31, 2010	As at January 1, 2010
ASSETS
Deferred tax assets	$802	$864	$1,549
Property, plant and equipment	2,190	2,585	2,826
Intangible assets	1,871	2,210	8,906
Total non-current assets	4,863	5,659	13,281
Cash and cash equivalents	12,000	10,584	23,447
Security deposits	657	515	250
User funds held on deposit	3,430	6,069	7,929
Trade and other receivables	4,755	5,046	7,972
Current tax assets	737	730	681
Prepayments	7,476	8,942	9,426
Total current assets	29,055	31,886	49,705
Total assets	$33,918	$37,545	$62,986
EQUITY
Share capital	$34,169	$34,129	$33,916
Share options	5,627	5,564	5,646
Deficit	(23,240)	(22,878)	(2,766)
Total equity attributable to shareholders of the Company	16,556	16,815	36,796
Non-controlling interest	1,164	1,226	2,948
Total equity	17,720	18,041	39,744
LIABILITIES
Deferred tax liabilities	18	16	–
Total non-current liabilities	18	16	–
Trade payables and accrued liabilities	8,337	13,060	13,156
Income taxes payable	4,413	359	2,157
User funds held on deposit	3,430	6,069	7,929
Total current liabilities	16,180	19,488	23,242
Total liabilities	16,198	19,504	23,242
Total equity and liabilities	$33,918	$37,545	$62,986

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands of U.S. dollars, except per share data)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
Total revenue	$6,978	$6,739	$12,994	$14,380
Expenses:
Operating	4,528	9,435	9,216	18,013
General and administrative	1,628	2,637	3,024	4,815
Reorganization	–	1,670	–	1,699
Impairment of intangible assets	–	5,624	–	5,624
Depreciation	225	421	453	644
Amortization of intangible assets	166	318	347	835
	6,547	20,105	13,040	31,630
Results from operating activities	431	(13,366)	(46)	(17,250)
Finance income	36	114	76	517
Finance costs	(11)	(17)	(21)	(32)
Net finance income	25	97	55	485
Income/(loss) before income taxes	456	(13,269)	9	(16,765)
Income tax expense	213	142	393	265
Income/(loss) for the period	243	(13,411)	(384)	(17,030)
Other comprehensive income	–	–	–	–
Other comprehensive income for the period net of income tax	–	–	–	–
Total comprehensive income/(loss) for the period	$243	$(13,411)	$(384)	$(17,030)
Total comprehensive income/(loss) attributable to:
Shareholders of the Company	225	(12,480)	(362)	(15,858)
Non-controlling interests	18	(931)	(22)	(1,172)
Total comprehensive income/(loss) for the period	243	(13,411)	(384)	(17,030)
Earnings/(loss) per Common Share
Basic earnings/(loss) per share	$0.02	$(0.97)	$(0.03)	$(1.23)
Diluted earnings/(loss) per share	$0.02	$(0.97)	$(0.03)	$(1.23)

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of U.S. dollars)
(Unaudited)

Attributable to Shareholders of the Company

	Share capital	Contributed surplus	Share options	Retained earnings	Total	Non- controlling interest	Total equity
Balance at January 1, 2010	$33,848	$68	$5,646	$(2,766)	$36,796	$2,948	$39,744
Total comprehensive income for the period
Profit or loss	–	–	–	(15,858)	(15,858)	(1,172)	(17,030)
Transactions with owners recorded directly in equity
Shares exchanged	192	–	–	–	192	(192)	–
Share-based payment transactions	–	–	231	–	231	–	231
Balance at June 30, 2010	$34,040	$68	$5,877	$(18,624)	$21,361	$1,584	$22,945
Balance at December 31, 2010	$34,061	$68	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income for the period
Profit or loss	–	–	–	(362)	(362)	(22)	(384)
Transactions with owners recorded directly in equity
Shares exchanged	40	–	–	–	40	(40)	–
Share-based payment transactions	–	–	63	–	63	–	63
Balance at June 30, 2011	$34,101	$68	$5,627	$(23,240)	$16,556	$1,164	$17,720

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
Cash flows from/(used in):
Operating activities:
Income/(loss) for the period	$243	$(13,411)	$(384)	$(17,030)
Adjustments for:
Depreciation	225	421	453	644
Amortization of intangible assets	166	318	347	835
Impairment of intangible assets	–	5,624	–	5,624
Deferred tax	24	44	64	274
Share based payment transactions	31	(72)	63	231
	689	(7,076)	543	(9,422)
Change in operating assets and liabilities:
Change in trade and other receivables	239	1,954	291	3,141
Change in prepayments	1,012	273	1,466	(95)
Change in trade payables and accrued liabilities	(4,783)	2,766	(4,723)	1,645
Cash from/(used in) operating activities	(2,843)	(2,083)	(2,423)	(4,731)
Change in income taxes receivable/payable	181	239	4,047	(1,107)
Net cash from/(used in) operating activities	(2,662)	(1,844)	1,624	(5,838)
Investing activities:
Acquisition of property, plant and equipment	(7)	(413)	(61)	(456)
Disposal of property, plant and equipment	3		3
Acquisition of intangible assets	–	–	(8)	–
Decrease/(increase) in security deposits	154	–	(142)	–
Net cash from (used in) investing activities	150	(413)	(208)	(456)
Financing activities:
Cash flows from financing activities	–	–	–	–
Net cash used in financing activities	–	–	–	–
Net increase/(decrease) in cash and cash equivalents	(2,512)	(2,257)	1,416	(6,294)
Cash and cash equivalents, beginning of period	14,512	19,410	10,584	23,447
Cash and cash equivalents, end of period	$12,000	$17,153	$12,000	$17,153